Filed by RedBall Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RedBall Acquisition Corp.

Commission File No. 001-39440

Date: December 7, 2021

Know Who Drives Return—Interview with David Drapkin

Boardroom Alpha’s Know Who Drives Return

December 6, 2021

David Drapkin:	Hey everyone. Thanks for listening to Know Who Drives Return. To listen to all of our podcasts. Be sure to visit podcasts dot boardroom alpha.com and make sure to subscribe so you don’t miss any. For ongoing daily analysis, check out our channel at the street.com/boardroom alpha, and don’t forget to sign up for our newsletter. And now back to the episode.

David Drapkin:	Uh, [00:00:30] alright. Hey everyone. I’m David Drapkin and welcome back to Know Who Drives Return. The podcast brought to you by Boardroom Alpha. Today we’re talking something near and dear to my heart, at least, you know, live events, sports and, and ticketing with, uh, Jack Groetzinger is the co-founder and CEO of SeatGeek. SeatGeek recently struck an agreement to go public via RedBall acquisition company, a SPAC sponsored by RedBird Capital and some of the biggest names in sports entertainment. Uh, so Jack, you know, uh, really excited to have you on today, um, congrats [00:01:00] on, on signing the deal and, um, you know, thanks for taking the time to talk to us today.

Jack Groetzinger:	Yeah, thanks for having me.

David Drapkin:	It’s uh first off. How about, you know, a little bit of introduction to yourself? Who are you, where’d you come from? You know, why did you start SeatGeek?

Jack Groetzinger:	Sure. Grew up in Cleveland, Ohio and grew up as a diehard Cleveland sports fan. So I spent a lot of my youth going to Browns games, Cavs games, Indians games, indoor soccer games. It was the Cleveland Crunch, which I’m not sure they exist anymore, but fan when I was 11. [00:01:30] So I’ve been a lifelong fan of live events since... been a big part of my life. As I, after I graduated from college and was working on another startup, considering what I was gonna do next, was so struck by how poor the actual digital experience was around live events. As I learned more about it, it’s this industry that on one hand brings people a ton of human happiness, and it’s an incredible way to spend your time. And yet the process of actually getting [00:02:00] to an event and everything that leads up to it, buying tickets, et cetera, has been really, really painful.

Jack Groetzinger:	There’s hidden fees. People feel like they’re always getting ripped off. And as a result, people just do less stuff, which is a shame. So the origin of this was one of my co- founders Russ and I were living in Boston, Boston sports were blowing up at the time. This is like circa 2009. And we were messing around with buying, selling tickets, ourselves, learning about the market as we went to a bunch of stuff and were just struck by how big [00:02:30] everything was, how little data there was and how we always felt we were getting ripped off and other stuff as well. And figured there must be a better way [inaudible] to start SeatGeek.

David Drapkin:	Gone are the days of shady ticket brokers over the phone, meeting in random locations. And, uh, that that’s fun. Your, your Browns pay my Raiders in a couple of weeks. So you know that I don’t know who’s going to win that game. So you talk SeatGeek, as you said, you’re a technology company first and foremost. Can you expand a [00:03:00] little bit of what you mean there?

Jack Groetzinger:	Yeah. We ultimately are using technology to refactor how this industry works. Some companies we compete with use technology because they have to, because it would no longer be appropriate to be taking orders over the phone, but in some ways the internet is a big inconvenience for, you know, it’s not something they see as a disruptive force for change and, and creating a ton of value. And we do, we’re a technology company that happens to be focused on live entertainment, because we think it’s a huge vertical with a ton [00:03:30] of opportunity, but we ultimately see the world through the lens of how can we use software to make this industry better.

David Drapkin:	Um, and this, the technology is proprietary to SeatGeek, you develop it yourselves.

Jack Groetzinger:	Yeah, absolutely.

David Drapkin:	Um, can you talk about, um, you said you’re vertically integrated, right. So... know... from start to finish. Um, can you, can you talk a little bit about what you mean there by, by the vertical integration, how you think about that part?

Jack Groetzinger:	Vertical integration is a key thing that differentiates [00:04:00] SeatGeek and makes us unique and ultimately enables us to deliver the best user experience in the industry. By that, I mean, when you look across the ticketing landscape, there’s certain companies that are focused on being a secondary market, uh, you know, resale, there are others that are focused on

David Drapkin:	I guess, a StubHub would be

Jack Groetzinger:	That would be an example, perhaps, uh, there are others that are focused on the primary market, which is working with teams and enterprises, venues, issuing tickets. We do both and everything in between. And we [00:04:30] do that in a modern internet centered way that ultimately just enables us to create a much better user experience than as an example, a company that was built on top of the value chain of another company, particularly when those two companies aren’t cooperating. So we found that by being fully vertically integrated by controlling the whole technology stack, we can deliver much better user experiences, and we can also capture much better economics for both us and for our clients.

David Drapkin:	Um, and so you [00:05:00] started off as a, as a secondary only, and you sort of shifted to, to get some of these enterprise clients, so to speak a few years ago, is that correct?

Jack Groetzinger:	Yeah, in late 2016, we launched our enterprise business, which was a major expansion of scope for us. It was something we’d been working towards for a very long time, we think that the legacy ticketing companies that have historically dominated the primary market have not had real competition in a very long time. And innovation is [00:05:30] stagnant to non-existent. Um, their clients are not happy and it’s, it’s a landscape that’s completely ripe for disruption.

David Drapkin:	Um, and can you give a bit of an overview of, of what it means when you sign up an enterprise or primary client, um, and, and how you think about, you know, striking those deals? Are they exclusive deals? How long are they and how do you see that, you know, working in, um, you know, to the growth of the business there.

Jack Groetzinger:	We work with teams on an exclusive [00:06:00] basis. And actually, I should say we work with venues on an exclusive basis because it’s not just the teams’ events that we’re ticketing, it’s everything that goes through that venue for the most part. So, as an example, we were recently thrilled to sign the Barclay Center in Brooklyn Sports and Entertainment. We ticket now, all Nets games. We also ticket all other events that go through the Barclay Center, which is majority of the events there are actually not Nets games. They’re other things. [Inaudible] in our industry typically lasts five years, sometimes longer. [00:06:30] So sometimes you’ll see seven sometimes you’ll see 10, but they’re really, you know, we are delivering the software that in many ways serves as the operating system for a venue and for a team. It’s what their Salesforce is, is in every day, their box office, it’s a reporting software. So it’s very important to any venue that they have the best software on earth to run their business. And we deliver that.

David Drapkin:	Uh, and what are the economics of, of the primary deals look like? I imagine, you know, there’s [00:07:00] a cost associated with it. So, um, you know, how long does it take to sort of reap the economic benefits of that? Um, you know, and some on the bare side would say, you know, the enterprise business is less profitable than, you know, just going after secondary. So curious as to your thoughts on that, on that piece.

Jack Groetzinger:	Yeah. Our deals typically pay back in one to two years and after that... it’s... they’re profitable and they reach a terminal margin pretty quickly. There’s no question that [00:07:30] the, our enterprise business is a longer-term game than secondary, and, in so far as it doesn’t pay back as quickly, but ultimately it is a) far more profitable. And also has, it gives us an incredible moat that does not necessarily exist for secondary only players. We’ve been talking a lot about primary and secondary, but we actually often think about the industry as being consumer and enterprise. It’s a bunch of places that people shop. [00:08:00] It’s a bunch of, uh, pieces of software that teams use... to control both of those gives us incredible power and stickiness to ultimately use technology, to make the experience better. And there’s a lot of stickiness in that these are long-term contracts. And if we do our job and we create software that is far and away the best for a team or venue to run their business, they’re not going anywhere. And that gives us a really long term moat and a surface area on top of which to innovate.

David Drapkin:	Right. And so, you know, by, by signing up those clients, [00:08:30] um, it just brings more people to the platform and kind of generates that flywheel, if you will, you’re, you’re in this

Jack Groetzinger:	Yeah. It’s a very effective form of user acquisition. Compare it to something like search engine marketing, which is generally everyone’s bidding up to an efficient frontier, and you’re trying to scrape out pennies where you can, and we do that, but we think that we have a much bigger differentiated advantage when it comes to signing enterprise deals as a way to acquire consumer users. We’ve found that the lifetime value [00:09:00] as a fraction of cost of acquisition is around two to three times better when we acquire users via the enterprise business.

David Drapkin:	Right and what kind of, um, what are the prospects there, there, you know, teams and venues that don’t have deals with existing companies, or is it a, um, you know, a strategy where you’re trying to, you know, switch you know switch teams and venues over you versus versus a competitor.

Jack Groetzinger:	Any venue that’s already live [00:09:30] and processing events, willl have some software they’re using. So we are either switching from another provider, or in some cases, when there’s a new venue, we are starting from scratch.

David Drapkin:	Right, um, and so that brings me to competition, right? And so at least as a, as, as a user of some of these apps and sites, you know, how, how, how, how does one thing about, you know, SeatGeek versus the Ticketmasters, the, the Vivids, the StubHubs of the world.

Jack Groetzinger:	We’ve been talking a lot about vertical integration, and that [00:10:00] is a key part of what allows us to create just a much better user experience. When you look at our net promoter score, it’s a measure of user happiness compared to our competitors, there’s a very wide gap. And a lot of that is, is because we are ultimately able to deliver, it’s super seamless, elegant experience. This is an industry that people historically feel like they’re always getting ripped off, even if they haven’t, they feel like they got ripped off when they buy a ticket and they feel like they don’t know what they’re buying. And it’s hard, right? It’s not like a, I [00:10:30] don’t know if you’re buying an iPhone, it’s pretty clear what the price of a given iPhone is, right? Not a lot of science to figure that out. When you buy a ticket, there’s, you know, at a given NFL stadium, there might be 80,000 seats and each one is actually unique and valuing each of those is a different process that no human brain should be doing. We do that for folks. We get them the broadest swath of inventory possible so that we’re not just helping people figure out what’s a good deal, and what’s a bad deal, but we’re doing that among the largest amount of options so that people ultimately leave, knowing [00:11:00] that they got a great deal, the ticket gets delivered instantly to their phone, and they can get into the game, get into the show and have a great time.

David Drapkin:	Right. No one likes to get ripped off on tickets, but right, there, that is you always, you always feel it for some reason and that, and then when you want to sell your tickets, you, you feel like you’re never, you’re not ever on that side of ripping other people off.

Jack Groetzinger:	Exactly.

David Drapkin:	And now a word from our sponsor, Boardroom Alpha. Boardroom Alpha’s SPAC Intelligent Platform tracks [00:11:30] every SPAC vehicle from pre IPO all the way through to their de-SPAC merger. It is a one-stop shop data platform tracking each constituent across the entire SPAC lifecycle. Know the team and the sponsor behind each SPAC with full SPAC history, person and sponsor historical performance, as well as deal info, track the market. We deliver daily aggregate discount premiums of SPACs total issuance trends and returns, biggest daily movers and upcoming SPAC calendar. Get immediate, and real-time access [00:12:00] to investor materials, institutional holders, structures, redemptions, filings, and more. To learn more or register for a free trial, please visit www dot boardroomalpha.com/SPAC.

David Drapkin:	Um, so I, to focus a little bit on, on the growth, um, I think you’re projecting looks like from your investor deck 345 million revenue for 22, that, that, that ramps up to over 1,000,000,000 in 25. Um, what [00:12:30] are, where do you see the, uh, the biggest areas for growth? Is it new markets, new products, um, just in, you know, an explosion in live entertainment after everyone was home for a year and a half. How are you thinking about that?

Jack Groetzinger:	The last thing you mentioned is not to be understated. There’s a huge amount of pent up supply and demand. I think next year is going to be a bonanza year for live entertainment. With that said, that’s something that, that, that is a rising tide that will lift all ships. And, um, we’ve been fortunate to be a ship that has been rising much faster [00:13:00] than the rest anyway. Meaning prior to COVID, we were growing at around 65% annually on a compounded basis. We’ve further increased our market share and the growth there in, during COVID. So there’s a few things that have been driving that. One has been what we’ve been talking about, which is the process of signing up enterprise clients and the huge amount of user growth that happens as a result. A lot of that is actually not just at the client itself. It might be, you know, use the [00:13:30] Nets as an example earlier, it might be a Nets fan who found out about SeatGeek through a partnership with the Nets, but then wanted to go see a concert at a small venue in New York.

Jack Groetzinger:	And used SeatGeek to get a ticket for that because they already had their app on our app on their phone. So that’s one thing that that’s dreading a lot of growth. We’ve also really increasingly are investing in our brand. We still have low, relatively low brand awareness around 10%, had a major rebrand earlier this year, which was a, a lot of fun. And now we’re, we’re, [00:14:00] you know, one of the plans for the proceeds from the SPAC transaction is to really invest in that brand and brand awareness and making SeatGeek nationally recognized as the best place to go buy tickets, experience events, and everything in between.

David Drapkin:	How do you, um, how are your customers split between, um, like using mobile or desktop? Is it, is it primarily through the phone or, or is it a mix of some sort?

Jack Groetzinger:	Yeah, we’ve always been very mobile centric. We certainly offer both [00:14:30] and make sure that we have the best experience possible on every platform. But we were very early in the app store. We launched our first iOS app back when it actually felt like a risky decision. Now it seems like a plainly obvious thing to do, but back then, no one is spending money on phones. And it actually took a little bit of uh courage to spend a lot of resources on an iOS app. So yeah, we’re very mobile centric. And that’s also reflected in our user base. We have a really disproportionate number of younger Gen Z users on SeatGeek compared to competitors [00:15:00] stating the obvious that that demo tends to skew more mobile.

David Drapkin:	Uh, yeah. I remember those days, a little nerve wracking to, you know, spend a few hundred bucks on a, on a ticket on your phone. Um

Jack Groetzinger:	Yeah, initially people weren’t really doing it. We... I remember we had an intense debate about whether or not we should even build a mobile app, which again, if you’re doing a startup today, it would be [inaudible] to have that discussion. It’s so obvious. Right.

David Drapkin:	Uh, it’s like table stakes. Right. Um, so we touched a little bit on COVID, um, [00:15:30] you know, must have been a harrowing few months for, for, for someone focused in the, in the live event space. And there was a time where, you know, you had folks on TV saying, were you ever going to go back to live events? I’m happy we have, um, you know, I was one of the first to get back out there, even though it was like 5% capacity. Um, but can you talk about how you weathered the COVID storm, um, and, and sort of what that’s felt like to, to almost see it full circle now where, um, you know, live entertainment’s, you know, back in, back and [00:16:00] humming.

Jack Groetzinger:	We made a bit of a different path than some other companies. So many in our industry really went into hibernation mode. We didn’t, and this is another thing that was a little scary at the time, but we did a small, uh, headcount cut. Didn’t cut much there. We did cut marketing and other discretionary spending, but we also pretty quickly raised a round of financing and really started building and growing again and hiring and investing in the [00:16:30] technology all with an eye towards capturing market share on the other side of COVID. And we’ve been fortunate to actually see that play out. We’re leaving, COVID hopefully leaving in, I shouldn’t say leaving COVID we’re in post vaccine, COVID at least 50 to 60% market share growth, which is, I believe a direct consequence of the decision we made in the middle of the pandemic to invest in the product and invest in the team.

David Drapkin:	Right, right. Um, I’d say you mentioned you raised funding during, during the [00:17:00] height of the pandemic, so it’s a pretty quick ramp now to here going public. And so can you talk about thoughts on, on this SPAC route, which is the obvious question, um, you know, why public, why now, um, you know, and why SPAC.

Jack Groetzinger:	Something that we’ve been building towards for awhile. COVID put a delayed the timeline a little bit [inaudble] that one, but there’s also the flip side of that is that it’s a, hopefully once in a lifetime moment, post pandemic, assuming we don’t have another major pandemic [00:17:30] in our lives where there’s a lot of dislocation in the industry, and there’s a lot of market share up for grabs. We’re ultimately able to accomplish now in one year, what might have taken three or four in a sort of stable or market. And I think because of that being really well capitalized as a public company makes even more sense because we’re able to ultimately take advantage. That was what pushed us towards the SPAC route versus IPO, is real confidence that we could have better control on [00:18:00] amount of capital, on deal terms, and on timeline, so that we didn’t miss that window. And then we were looking at potential partners, RedBird, who we’re working with was truly at the top of the list. We had a spreadsheet, they were number one. And it was because they have just a huge, huge amount of a track record when it comes to investing in, and also building sports and entertainment companies.

David Drapkin:	Um, right, right. Um, you know, and you know, the media likes to call it the Moneyball SPAC cause you got Billy Beane [00:18:30] on, on, on the red, on the RedBall. I got confused when I say RedBall, [inaudible] from RedBird Capital. Um, so uh use of proceeds, you mentioned, you know, a bit about expanding, um, you know, marketing, um, so, a) what does that look like? And b) what else do you plan to do with the cash raised here?

Jack Groetzinger:	Yeah. So talked a bit about marketing already. We’re constantly investing in technology and our software. We spend a disproportionate amount of operating expense [00:19:00] on R and D meaning product and engineering compared to other companies in our space. And we’re going to keep doing that. We also are going to be expanding internationally. We currently have a, our enterprise business in the UK and other parts of Europe, but it is white labeled at the moment. Meaning half of the, half of the English Premier League is powered by SeatGeek. But as a buyer, you don’t know that you’re buying from SeatGeek, it’s a white labeled website. So we’re, we’re looking forward to using that as a launching [00:19:30] off pad to launching the SeatGeek consumer brand in the UK and elsewhere abroad. And we’re also focusing on doubling down on, on signing clients and further accelerating that, is like we were talking about earlier. It’s been a huge contributor to our growth.

David Drapkin:	Um, yeah. And in, in congruence with your, your Gen G, Gen Z strategy rather, uh, I’ve see, you mentioned your influencer marketing strategy, um, which I don’t [00:20:00] think many of your competitors kind of go hard in that realm. Can you talk about a strategy there and sort of how you think that helps, that helps create growth? You know, for, for Gen Z.

Jack Groetzinger:	We were talking earlier about how search engine marketing is a staple of ticketing in many other industries, but is really efficient market where it’s difficult to get outsized games. The games. Usually scratching out a penny here or there. Influencer is another category that’s newer, it’s less well understood and as a result. [00:20:30] There’s the opportunity to make it work really, really well. We’ve focused on it for many years. It’s generally us sponsoring, fundamentally it’s sponsoring creators online. Those folks could be on YouTube. It could be on Instagram. That could be putting a podcast like yourself. And what’s cool about that is it gives you the opportunity to focus on influencers that actually jive with our brand and what we’re trying to create. And that’s a bilateral thing. It’s not just, you know, us, us being into what they’re doing. It’s also [00:21:00] them being into what SeatGeek is, which allows you to really tailor the message to an audience that makes sense for your company. So in our case, that’s generally, you know, Gen Z users who really care about experiences. And it’s a very natural thing because we can sponsor a creator who’s going to a World Series game and they can vlog about that experience. We can sponsor it. It all kind of wraps up really nicely and feels really authentic and fortunately worked really well for us.

David Drapkin:	Um, and then I also wanted to hear a little bit about, you mentioned, [00:21:30] um, live experiences or you’re ramping up live experiences. What do those look like? If I, if I, you know, buy a ticket to, to a Cowboys game, um, what, what, what sort of live, uh, additions or, or et cetera, go on, go on there?

Jack Groetzinger:	One product that we shipped during COVID called Rally, which is all about the in venue experience. When we are ticketing an enterprise client we’re in this rare position where nearly everyone in the venue has downloaded the SeatGeek app. [00:22:00] We have identity of everyone. We have everyone’s payment information stored, many, many fans payment information stored. It puts us in a position to make the experience of buying beer or of, uh, ordering merchandise in that venue really easy and really seamless because of everything I was just describing. So Rally ultimately facilitates that. It’s in venue commerce and information to allow people to not just buy tickets and get in with SeatGeek, but also use SeatGeek throughout the event.

David Drapkin:	Um, and I guess [00:22:30] a couple more on, on, on, on the future. So it just, it seems like, you know, there’s, there’s a ton of competition in the ticketing industry, right? How, how do you view the competitive landscape going forward? Do you think, um, you know, it’s an industry ripe for M&A, are you looking to make an acquisition? Could, could yourselves potentially be an acquisition target in the future?

Jack Groetzinger:	We’re ultimately, you know, we, like I mentioned earlier, we were growing far and away the highest rate of all the scale companies in our space [00:23:00] coming into COVID, we’re going to come out of COVID and in the same position we believe. And ultimately that means that the underlying strategy is working. The vertical integration that we’ve been talking about is really powerful and drives a lot of growth. And it’s really just in the early innings of, of the power of that. Cause we’re gonna, if we do our jobs over the coming years, we’re going to find more and more ways to make that valuable for clients and fans. So ultimately, you know, we think about M&A it’s does it add to that? And [00:23:30] there are certainly potential opportunities where it does, but it’s also something that is very much, you know, I love what we’ve built and I think it has the power to disrupt this industry, um, at, you know, on its own right. And thus, combining with other companies is really something we’d only consider if we thought it further added to that.

David Drapkin:	Um, and, and investors. Right. So, um, any, uh, existing investors, are they participants in the PIPE here. Um, and then how do you view your, your long term [00:24:00] shareholder base?

Jack Groetzinger:	We did a hundred million dollar PIPE alongside this back, which is 575 million. And yeah, it was, it was mostly insiders. We, uh, we’re delighted to have Accel who is one of our largest private investors as an investor in the PIPE among others.

David Drapkin:	Um, and I read 50% of, of the sponsored promote is deferred based on performance. Is that correct?

Jack Groetzinger:	Yeah, there’s a, there’s a burnout, uh, for both the sponsor and existing shareholders.

David Drapkin:	Cool. [00:24:30] Um, and, uh, a second on valuation, um, relative to peers, it looks like three, 3.9 times 22 revenue. How did you come across... how’d you land on that valuation and how, how should I think about that relative to some of the competition out there?

Jack Groetzinger:	It was obviously both art and science to this. So it’s probably us ultimately wanting to have a really strong start as a public company and knowing that to help ensure that [00:25:00] we didn’t want to be, we obviously, I think SeatGeek is worth far more than, uh, than the price we’re going out at, but thought it was important just to introduce ourselves well to the market at a, um, at a relatively low multiple, give us a ton of upside. Um, you know, after we are, uh, fully closed the transaction and listed.

David Drapkin:	Right, the life as a, as a public company, uh, a bit different than you know, operating the shadows in the private world. Um, [00:25:30] that that’s great. Yeah. So I guess just to wrap up the, you know, w what’s the one minute elevator pitch, if I’m, you know, looking to, to get access to the ticketing industry and you know, why, why should I buy a, you know, a SeatGeek share versus versus a Vivid or, or a Live Nation, or a StubHub.

Jack Groetzinger:	Ticketing is an industry that unlike other things, like rideshare, that have been completely disrupted by technology, the value chain has not been. I think that’s because there’s entrenched monopolists that [00:26:00] have really just taken offline experiences and only nominally moved them online. We’re we are changing that. We are recreating the value chain. We are doing that via vertical integration by having control over the entire experience and being able to reshape it. And that’s important because it creates a lot of economic value. It’s important also because it gets a lot more people to events and allows artists, promoters, teams to put on more events that ultimately grows the industry in the process.

David Drapkin:	Great. Love it. Uh, so is Baker Mayfield the [inaudible].

Jack Groetzinger:	Oh man, that’s the hardest question you’ve asked me. I love Baker, uh, I think personality wise, he’s super charismatic, um, on on-field has been a little rough lately.

David Drapkin:	So who’s gonna win in two weeks?

Jack Groetzinger:	I’m not feeling too good about the Browns right now, but I think we might take the Raiders.

David Drapkin:	[Inaudible] who knows, we’ve got our own issues, um, on and off the field. So, uh, will be, will be a fun game. Jack, thanks. [00:27:00] Thanks a lot again for taking the time here. Um, congratulations on the deal and you know, excited to see it progress.

Jack Groetzinger:	Thanks, David, appreciate you having me.

***

Important Additional Information and Where to Find It

RedBall has filed a registration statement on Form S-4 (“Registration Statement”) with the SEC, which includes a proxy statement/prospectus of RedBall, which will be both the proxy statement to be distributed to holders of RedBall’s ordinary shares in connection with its solicitation of proxies for the vote by RedBall’s shareholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in the business combination to SeatGeek stockholders. After the Registration Statement is declared effective, RedBall will mail a definitive proxy statement/prospectus to the shareholders of RedBall as of a record date to be established for voting on the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision with respect to the business combination. Before making any voting or investment decision, investors and security holders of RedBall and other interested persons are urged to carefully read the entire Registration Statement, the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when they each become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by RedBall with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RedBall may be obtained free of charge from RedBall at www.redballac.com. Alternatively, these documents, when available, can be obtained free of charge from RedBall upon written request to RedBall Acquisition Corp., 667 Madison Avenue, 16th Floor, New York, NY 10065. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

RedBall and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RedBall with respect to the proposed business combination. For information regarding RedBall’s directors and executive officers and a description of their interests in RedBall, please see RedBall’s final prospectus related to its initial public offering filed with the SEC on August 13, 2020 and available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of RedBall’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Registration Statement and proxy statement/prospectus and other relevant documents when they become available.

SeatGeek and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of RedBall in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the Registration Statement and proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements included in this communication constitute forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, demand for live events and statements regarding new clients and international expansion of the business. Although RedBall and SeatGeek believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither RedBall nor SeatGeek can assure you that any of them will achieve or realize these plans, intentions or expectations. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of SeatGeek and RedBall and are not predictions of actual performance. Many actual events and circumstances are beyond the control of SeatGeek and RedBall. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the impact of the COVID-19 pandemic; changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that the approval of the shareholders of RedBall or SeatGeek is not obtained or the failure of other closing conditions; the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; the inability to obtain or maintain the listing of RedBall’s shares on the NYSE following the business combination; costs related to the business combination; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; risks relating to the uncertainty of the projected financial information with respect to SeatGeek; risks related to the performance of SeatGeek’s business and the timing of expected business or revenue milestones; the effects of competition on SeatGeek’s business; the amount of redemption requests made by RedBall’s stockholders; the ability of RedBall or SeatGeek to issue equity or equity-linked securities or obtain debt financing in connection with the proposed business combination or in the future; and those risks and uncertainties set forth under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed above, and other documents filed by RedBall from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RedBall nor SeatGeek presently know, or that RedBall or SeatGeek currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of RedBall, SeatGeek or any of their respective affiliates, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

11